UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 000-52899

CUSIP NUMBER 67060M 107

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2015

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NUTRASTAR INTERNATIONAL INC.
Full Name of Registrant

N/A
Former Name if Applicable

4/F Yushan Plaza, 51 Yushan Road, Nangang District
Address of Principal Executive Office (Street and Number)

Harbin, China 150090
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the registrant's Form 8-Ks dated as of November 20, 2015 and February 3, 2016, Chairman and CEO of the registrant, Ms. Lianyun Han ceased direct communication with other directors and officers beginning October 1, 2015. As a result, despite continuous efforts through multiple channels made by other directors and officers of the registrant, the registrant's independent registered public accountant, Crowe Horwath (HK) CPA Limited, has not been provided by Ms. Han with access to the financial and operational data of the registrant to commence its on-site audit process. Therefore, the registrant will not be in a position to file the Form 10-K for the fiscal year ended December 31, 2015 within the timeframe afforded by the SEC rules and regulations pertaining to filing extensions. The registrant intends to make additional filings under the Exchange Act rules and regulations or issue press releases f or the purposes of disclosing circumstances relating to the foregoing developments.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Chong	86-451	8228-7746
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NUTRASTAR INTERNATIONAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ David Chong
David Chong
	Title:	Director and Treasurer